UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 12B-25

                     NOTIFICATION OF LATE FILING



(Check One):       Form 10-K          Form 20-F  Form 11-K  Form 10-Q
Form N-SAR

     For Period Ended:          June 30, 1996
     {   } Transition Report on Form 10-K
     {   } Transition Report on Form 20-F
     {   } Transition Report on Form 11-K
     {   } Transition Report on Form 10-Q
     {   } Transition Report on Form N-SAR
     For the Transition Period Ended:



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION


Porter McLeod National Retail
Full Name if Applicable


Former Name if Applicable

              5895 East Evans Avenue
Address of Principal Executive Office (Street and Number)

              Denver, Colorado 80222
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountants' statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     See attached
                                     (Attach Extra Sheets if Needed)
                                                     SEC 1344 (6/94)
                      Attachment to Form 12b-25



The  Company  has  been  involved with extensive  due  diligence  and negotiations on a potential acquisition. These efforts have precluded the Company from completing its Form 10-QSB by the original required filing date.
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                              Jeff      Gehl                      303
741-2747
             (Name)           (Area Code)(Telephone Number)

(2)  Have  all  other periodic reports required under Section  13  or
     15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s)  .                         Yes      No



(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included
     in the subject report to portion thereof?            Yes     No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        Porter McLeod National Retail
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 1996                              By:  /s/ Jeff Gehl


INSTRUCTION The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              ATTENTION






                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
  Rule  0-3 of the General Rules and Regulations under the Act.   The
  information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.    Electronic  Filers.  This form shall not be used by  electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).